Exhibit 99.3

Repsol Oil & Gas Canada Inc.

Consolidated Financial Ratio

March 31, 2016

(unaudited)

The following financial ratios are provided in connection with the Company’s shelf prospectuses filed with Canadian and US securities regulatory authorities and are based on the Company’s Consolidated Financial Statements that are prepared in accordance with International Financial Reporting Standards.

The interest coverage ratio is for the 12-month period ended March 31, 2016.

March 31, 2016
Interest coverage (times)
Income[1]	(15.95)
Income from continuing operations[2]	(13.63)

(1)    Net income plus income taxes and interest expense, divided by the sum of interest expense and capitalized interest.

(2)    Income from continuing operations plus income taxes and interest expense from continuing operations; divided by the sum of interest expense and capitalized interest from continuing operations.